UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 September 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.   Director/PDMR Shareholding dated 1 August 2006
2.   Absa Interim Results released dated 3 August 2006
3.   Base Rate Change dated 3 August 2006
4.   Director/PDMR Shareholding dated 4 August 2006
5.   Additional Listing dated 8 August 2006
6.   Director/PDMR Shareholding dated 8 August 2006
7.   Publication of Prospectus dated 9 August 2006
8.   Director/PDMR Shareholding dated 15 August 2006
9.   Cancellation/Cessation dated 16 August 2006
10.  Statement re Acquisition dated 21 August 2006
11.  Publication of Prospectus dated 21 August 2006
12.  Director/PDMR Shareholding dated 22 August 2006
13.  Statement re Joint Venture dated 23 August 2006
14.  Director/PDMR Shareholding dated 30 August 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 1, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: September 1, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                                   1 August 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 31 July 2006 that it had between 24 July and 28 July 2006 exercised its discretion and released a total of 19,908 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


Following these transactions,, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,300,155 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.



                                  BARCLAYS PLC


                                                                   3 August 2006

Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a controlling stake, and Absa Bank Limited have today issued unaudited financial results for the six months ended 30 June 2006. For further details please refer to Absa's website, www.absa.co.za

For further information, please contact:

Barclays PLC
Investor Relations                                    Media Relations
Mark Merson/James S Johnson                           Jason Nisse/Alistair Smith
+44 (0) 20 7116 5752/2927                             +44 (0) 20 7116 6223/6132

Exhibit 3.



                                                                  3 August 2006


BARCLAYS BANK INCREASING BASE RATE


Barclays Bank is increasing its base rate by 0.25 per cent to 4.75 per cent with effect from today, 3 August 2006.

Exhibit 4.

                                                                   4 August 2006



         Notification of directors' interests: Companies Act 1985 s.329


On 3 August 2006 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 631.50p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with reinvested dividends, are retained for the director until they leave the Board.




DIRECTOR                  BARCLAYS PLC   TOTAL BENEFICIAL     TOTAL NON-
                          SHARES         INTEREST FOLLOWING   BENEFICIAL
                          PURCHASED      THIS NOTIFICATION    INTEREST FOLLOWING
                                                              THIS NOTIFICATION
Sir Richard Broadbent     955            8,045                -
Leigh Clifford            895            5,219                -
Fulvio Conti              538            2,538                -
Dr Danie Cronje           878            3,547                -
Professor Sandra Dawson   1064           9,921                -
Sir Andrew Likierman      887            5,441                -
Sir Nigel Rudd            1,246          51,117               -
Stephen Russell           1,172          18,581               -
Robert Steel              854            104,492              -
Sir John Sunderland       864            10,054               -

Exhibit 5.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,500,000 Ordinary shares of 25p each under the Barclays Incentive Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exhibit 6.

                                                                   8 August 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Barclays PLC ("the Company") on 7 August 2006 that it had on 4 August 2006 exercised its discretion and purchased a total of 2,498,638 ordinary shares in Barclays PLC at a price of 634.00p per share and on 4 August 2006 it had released 22,724 ordinary shares in Barclays PLC.

2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 7 August 2006 that it had on 4 August 2006 exercised its discretion and purchased a total of 151,813 ordinary shares in Barclays PLC at a price of 634.00p per share.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,927,882 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

3. The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all-employee share plan, informed the Company on 7 August 2006 that it had on 7 August 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 629.50p per share:

    Director/PDMR         Number of Shares

    Mr G A Hoffman        40
    Mr D L Roberts        40
    Mr J S Varley         40
    Mr L C Dickinson      16

    The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 August 2006 for each director/PDMR above includes the Matching Shares.

    The revised total shareholding for each director following these transactions is as follows:


    Director             Beneficial Holding         Non Beneficial
                                                    Holding

    Mr G A Hoffman       317,567                    -
    Mr D L Roberts       221,303                    -
    Mr J S Varley        374,942                    -

4. The independent trustee of the PSP Trust notified the Company on 7 August 2006 that on 4 August 2006 it had resolved to grant the following award under the Barclays PLC Performance Share Plan ("the PSP") to a director of Barclays PLC:


    Director             Allocation of              Maximum number potentially
                         performance shares (a)     releasable

    Mr F F Seegers       157,728                    473,184

    The effective date of the grant of the awards is 4 August 2006 and the calculation of the initial award allocation was based on a share price of 634.00p. No consideration was paid for the grant of any award.

5. The independent trustee of the ESAS Trust notified the Company on 7 August 2006 that on 4 August 2006 it had resolved to grant the following award under the Barclays PLC Joiners Share Award Plan ("the JSAP") to a director of Barclays PLC:


    Director             Allocation of shares (b)

    Mr F F Seegers       802,208


    Notes:

    (a) Under PSP, award is granted as a provisional allocation and does not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

    (b) Under JSAP, the award shares will be released as follows:
        (i)    80% in June 2007;
        (ii)   10% in June 2008; and
        (iii)  10% in June 2009.

Exhibit 7.

CORRECTION IN ISIN NUMBER FOR THE CALL WARRANTS

The following unitary prospectus was approved by the UK Listing Authority on 26 July 2006:

Barclays Bank PLC

5,000,000 Call Warrants and 5,000,000 Put Warrants each relating to a basket of shares, issued and tradable together as World Basket 10 Year Equity Linked Security (Issue 20) issued on 7 June 2006, in respect of the Warrant Programme of Barclays Bank PLC in respect of which a base prospectus was approved on 2 June 2006.

On pages 23, 27 and 32 of the above detailed unitary prospectus, the correct ISIN number in respect of the Call Warrants is "GB00B15C7Z13" and not "GB00B15C7213".

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4413h_-2006-8-9.pdf

For further information, please contact:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Attention: SPET
Telephone: +44(0) 20 773 7676
Fax: +44(0) 20 773 8446

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Unitary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Unitary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Unitary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Unitary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 8.

                                                                  15 August 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Barclays PLC ("the Company") on 14 August 2006 that it had on 8 August 2006 exercised its discretion and released a total of 283,758 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,644,124 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 9.


                          STOCK EXCHANGE ANNOUNCEMENT







BARCLAYS BANK PLC

  EUR10,500,000 Credit Linked Notes due 23 January 2012 (the "Notes") issued by
                        Barclays Bank PLC (the "Issuer")

FOR IMMEDIATE RELEASE - 11 August 2006

RE: Cancellation of Notes and consequent cessation of Listing

The Listing Agent, on behalf of the Issuer, hereby announces that the above-referenced Notes were repurchased by the Issuer on July 28, 2006. The Issuer cancelled the Notes on August 11, 2006 (the "Cancellation Date"). As of the Cancellation Date, the Notes will no longer be in existence and will consequently not be capable of being the subject of a listing on the Daily Official List of the Irish Stock Exchange.

J & E Davy                                                  Louise Murray
Listing Agent                                               +353 1 614 8933

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange

Exhibit 10.

                                                                  21 August 2006


Barclays today announces that shareholders representing 96% of the share capital of Rank Investments and Credits (India) Limited ("Rank") have agreed to the subscription of equity and preference shares of Rank by Barclays Bank PLC for a total consideration of $7.5m in cash. Following such subscription, Barclays will effectively own approximately 99.28% of the equity share capital of Rank. Completion of the transaction is conditional upon no objection being raised by the Reserve Bank of India or any other Indian governmental authority during the 30 day period following public announcement of the proposed transaction in India. This transaction forms part of Barclays ongoing investment and development of its business activities in India.


For further information please contact


Investor Relations                 Media Relations

Anne Ramsay/Karen Menzel           Jason Nisse
+44 (0) 20 7116 8171/2929          +44 (0) 20 7116 6223

Exhibit 11.

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 18 August 2006 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme


To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/8904h_-2006-8-21.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 12.

                                                                  22 August 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Barclays PLC ("the Company") on 21 August 2006 that it had between 14 August and 15 August 2006 exercised its discretion and released a total of 46,461 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,597,663 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 13.

23 August 2006


Barclays Bank PLC and Argos Retail Group to form joint venture


Barclays Bank PLC ("Barclays") and Argos Retail Group have today announced that they have signed a Shareholders' Agreement to form a 50/50 joint venture to provide a new Argos credit card and loan product, and a new Homebase loan product.

The joint venture encompasses Argos's 650 stores in the UK as well as Homebase's chain of 300 out of town stores.

Each party has made an initial de minimis capital contribution to the joint venture. A Services Agreement will be entered into between Argos Limited, Barclays and the joint venture company (ARG Personal Finance Limited) later this year when the business of the joint venture company will become fully operational. If the Services Agreement is not signed by 31 December 2006, the Shareholders' Agreement will terminate without prejudice to Argos Limited or Barclays.

The move underlines Barclays strategy to grow its UK cards and consumer lending business with a growing contribution from partnership business and follows previous, similar deals with Sky and House of Fraser.


                                    - ENDS -


For further information, please contact:


Barclaycard

Public Relations
Ian Barber
Tel: + 44 (0)1604 251 229

Barclays

Investor Relations                 Media Relations
Anne Ramsay/Karen Menzel           Jason Nisse/Alistair Smith
+44 (0) 20 7116 8171/2929          +44 (0) 20 7116 6223/6132


About Barclays Bank PLC

Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays Bank PLC has six major businesses including Barclaycard.

Barclaycard is one of the leading credit card businesses in Europe and has 11.2 million UK customers and 5.3 million international cards in issue.


About Argos Retail Group

Argos Retail Group is the UK's leading home and general merchandise retailer with sales of over GBP5.5 billion in the year ended 31st March 2006. It sells products under two distinctive and complementary retail brands, Argos and Homebase.

Argos is a unique retailer recognised for choice, value and convenience. It sells over 17,000 general merchandise products for the home through its network of more than 650 stores, online and over the phone. Argos' internet site, www.argos.co.uk, is the second most popular internet retail site in the UK.

Homebase is the UK's second largest home improvement retailer and is recognised for choice, style and customer service across the wider home enhancement market. It has more than 300 large, out of town stores, which sell over 30,000 products, as well as a growing internet offering at www.homebase.co.uk.

Argos and Homebase are supported by an in-house financial services business, ARG Financial Services, which provides a range of credit and insurance products to their customers through all customer-facing channels of stores, online and over the phone. ARG Financial Services is one of the largest store card providers in the UK, having over one million active store card customers.

Exhibit 14.

                                                                  30 August 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 29 August 2006 that it had between 21 August and 24 August 2006 exercised its discretion and released a total of 30,246 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,567,417 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.